Exhibit 99.1

Commission File Number 001-31914

APPOINTMENT OF CHAIRMAN OF SUPERVISORY COMMITTEE

The supervisory committee (the “Supervisory Committee”) of China Life Insurance Company Limited (the “Company”) has elected Mr. Miao Ping as the Chairman of the Supervisory Committee of the Company at the first meeting of the fifth session of the Supervisory Committee held on 24 July 2015. The biographical details of Mr. Miao Ping are set out in the circular of the annual general meeting of the Company dated 10 April 2015.

As at the date of this announcement, the members of the Supervisory Committee of the Company are as follows:

Mr. Miao Ping (Chairman of the Supervisory Committee, Non Employee Representative Supervisor)

Mr. Shi Xiangming (Non Employee Representative Supervisor)

Ms. Xiong Junhong (Non Employee Representative Supervisor)

Mr. Zhan Zhong (Employee Representative Supervisor)

Ms. Wang Cuifei (Employee Representative Supervisor)

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 24 July 2015

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen, Huang Yiping, Robinson Drake Pike